October 18, 2011

Via EDGAR

Rebecca A. Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:	Principal National Life Insurance Company Variable Life Separate Account
Pre-Effective Amendment No. 1 to Initial Registration Statement on Form N-6
Principal Variable Universal Life Income III (“VULI III”)
(File Nos. 333-175768 & 811-22589)

Dear Ms. Marquigny:

Registrant has reviewed your letter dated September 15, 2011, providing comments to its registration statement on Form N-6 as filed on July 25, 2011 (the “Registration Statement”). The purpose of this letter is to respond to your comments. In order to facilitate your review of Registrant’s responses and the corresponding revisions to the Registration Statement, we have set forth below each of your comments in numerical order immediately followed by Registrant’s response. Registrant has also enclosed a redlined
Pre-Effective Amendment No. 1 to Form N-6 (the “Pre-Effective Amendment”), which tracks all of the revisions made pursuant to your comments. Page references in Registrant’s responses correspond to pages in the redlined Pre-Effective Amendment.

Comment 1. General: Completeness. Please include a representation to the effect that the prospectus contains all material provisions of the contract and that any variations are pursuant to state law. If any provision varies based on state law, specifically disclose this in the description of the feature and identify any elements that may vary (e.g., length of free-look period, what may be returned pursuant to free look, limits on loan amounts etc.).

Response: We have included a representation to the effect that the prospectus contains all material provisions of the Policy and that any variations are pursuant to state law. Disclosure on page 22, 2nd paragraph following the heading GENERAL DESCRIPTION OF THE POLICY —
The Contract, now provides:

“The Policy is an individual flexible premium variable universal life insurance policy.
This prospectus describes all material provisions of the Policy. Your Policy’s provisions may differ from the description in this prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in the state in which the Policy was issued. The specific variations from the information appearing in this prospectus which are required due to individual state requirements are contained in Your Policy, or in riders or endorsements attached to Your Policy. You should refer to Your Policy for these state specific features.”

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We also added more disclose relating to elements of Policy provisions and features that vary based on state law. We added this disclosure to the descriptions of the following features:
•	Accelerated Death Benefit Rider – page 26
•	Death Benefit Advance Rider – page 26
•	Death Benefit Guarantee Rider – page 26
•	Extended Coverage Rider – page 27
•	Right to Exchange – page 29
•	Suicide – page 29
•	Policy Loans – page 41
•	Grace Period – page 43
•	Reinstatement – page 44

Comment 2. Policy Benefits Summary: Death Benefits & Proceeds (p.4). Please identify the default death benefit if a contractowner does not specify a choice on the application. Alternatively, clarify that the death benefit option must be selected before a contract will be issued.

Response: The default death benefit is disclosed in the first paragraph of the Death Benefit
Options section (p.34):

“The death benefit option is selected at the time of application. If a death benefit option is not chosen, the Policy will be issued with Death Benefit Option 1.”

Comment 3. Policy Risks Summary (pp. 5-6). Please use plain English to describe the risk of poor investment performance more clearly and directly (e.g., if your selected underlying finds perform poorly, you could lose the entire amount you invested in them). The revised summary should also explain why policy and surrender charges make this product an inappropriate short-term investment (i.e., during the earlier policy years these expenses are higher and have a more negative impact on contract value). See IC-
25522. Also, in the summary of adverse tax consequences, please indicate that death benefits may be subject to estate taxes. Finally, in the underlying find risk section, briefly summarize the risks of fund of funds and/or asset allocation finds if applicable.

Response: We have revised the Risks of Poor Investment Performance section to be more clear and specific. It now reads as follows (p. 5):

“It is possible that investment performance of the Divisions could cause a loss of Your premium payments. There is no assurance that the value of Your Policy will equal the total of Your premium payments. Even if a Division’s performance has positive yields,
Your Policy Value may still be less than the total of Your premium payments after deducting for applicable Policy and rider charges. Without additional premium payments, investments in the Fixed Account, the fixed Dollar Cost Averaging (“DCA”)
account or a Death Benefit Guarantee Rider, it is possible that no death benefit would be paid upon the Insured’s death.”

We have added two sentences to the beginning of the Policy Termination (Lapse) section to better define the specific policy risk (p. 5):

“Policy charges and surrender charges are among the reasons why the Policy is not intended to be a short-term savings vehicle. Surrender charges apply in the first ten
Policy Years (and the first ten Policy Years after a face increase) and reduce the Policy
Value available to collect Policy charges.”

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We have added a new paragraph to the Adverse Tax Consequences section (p. 5):

“Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and Your circumstances or the circumstances of the
Policy’s beneficiary(ies) if You or the Insured dies.”

We have added a new paragraph to the Risks of Underlying Mutual Funds section (p. 7):

“Fund of Funds
A fund of funds is subject to the particular risks of the underlying funds in the proportions in which the fund of funds invests in them, and its share prices will fluctuate as the prices of underlying funds shares rise or fall with changing market conditions. In addition, a fund of funds indirectly bears its pro rata share of the management fees incurred by the underlying funds thus the cost of investing in a fund of funds will generally be higher than the cost of investing in a fund that invests directly in individual stocks and bonds.”

Comment 4. Fee Tables: Generally (pp. 7-10).
a. Charge Names. Generally, fee names that identify an expense without using industry jargon are easier to understand. Where expenses have similar sounding, vague names (like Sales Charge, Monthly
Administration Charge, Monthly Policy Issue Charge, and Asset Based Charge), please consider using more descriptive alternatives instead. Also, where a particular feature has more than one fee, use a unique name for each charge to avoid confusion. For example, the name "Death Benefit Advance Rider"
currently refers to: (i) the annual charge for this feature; and (ii) the $150 administrative service charge that is assessed only at the time the benefit is exercised. Consider substituting a more descriptive name for the transaction charge (e.g., "Benefit Processing Charge" or something similar).

Response: We respectfully decline to make this change for the several reasons. First, we use these same fee names in the policy, which we have already filed in fifty jurisdictions. Second, we use these fee names in contractowner correspondence, illustrations, confirmations and annual reports. Thus, changing the fee names in the prospectus would confuse contractowners.

b. Uniform, Organized Presentation. For clarity and continuity, please present the footnote numbers in sequential order throughout the fee table section. If information applies to more than one entry or table, state it in the text of the first footnote and cross-reference it in the text of subsequent footnotes (e.g., "see
Footnote 4"). Likewise, you may show current charges in addition to the maximum charge, but please do so consistently. Presently, some charges have separate line items even though the current charge is already at the maximum level. Other times, there is just a "maximum" designation (e.g., the Death Benefit
Advance Rider) or no designation at all (e.g., Salary Increase Rider). Revise where appropriate.

Response: As requested, we modified the footnote numbers to be sequential throughout the fee table. In addition, we included current charges for all policy charges stated in the fee table.

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Comment 5. Transaction Table (p. 7).
a. Premium Tax. If the current charge varies by jurisdiction, state the range in the "current" line. See
Instruction 2 to Item 5(a).

Response: The current premium tax charge does not vary by jurisdiction.

b. Transfer Fee for Unscheduled Division Transfer: Footnote 3. The footnote text states that the charge does not include any transfer charges imposed by underlying funds. Registrants may not reserve the right to impose fee that are not disclosed in the fee table. Please delete the reference or add an underlying fund transfer fee line to the transaction table stating the maximum charge applicable under the contract.

Response: We deleted the reference “additional transfer fees or” in previous footnote 3, now footnote 4.

Comment 6. Periodic Charge Table (pp. 8-10).
a. Asset Based Charge. Please remove the qualifying language ("equivalent to") from the Amount
Deducted column. Registrant can make the same point more clearly without this language by simply substituting "(annualized charge)" instead of "per year" after "0.15% of net policy value."

Response: The term “equivalent to” has been deleted. The term “(annualized charge)” has been added.

b. Footnotes. Only one of the two footnotes about charges based on personal characteristics mentions personalized illustrations. Is this intentional? Also, please state that illustrations will be provided free of charge or add the illustration charge to the fee table line and corresponding narrative to the prospectus where appropriate.

Response: An additional policy fee was added for illustration requests on Page 8 in the
Transaction Fee Table. In addition, we have added “Illustration Fee” disclosure on page 19 in the
CHARGES AND DEDUCTIONS section:

“Currently there is no charge for requesting illustrations. However, We reserve the right to impose an illustration fee in the future of up to $25 on each illustration after the first illustration in a Policy Year. An illustration fee is intended to reimburse Us for the additional administrative effort of creating and providing projection numbers.”

Comment 7. Portfolio Fee Table (p. 10). In your response letter, please confirm that the service fee and all acquired fund fees and expenses are reflected in the minimum and maximum figures in the table.

Response: We confirm that the service fee and all acquired fund fees and expenses are reflected in the minimum and maximum figure in the Portfolio Fee Table.

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Comment 8. Glossary (pp. 11-13). Many of the terms in the glossary are ordinary words that have a special meaning in this product. For the glossary to be useful, readers should be able to recognize them as defined terms when they appear in the prospectus text. Please capitalize them throughout or use some other method to distinguish them from ordinary language (e.g., underlining, bold, italics, different font or other recognizable indicator).

Response: We capitalized the defined terms.

Comment 9. The Company (p. 14). Please identify the obligations of the general account. Disclose that
(1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company's creditors, and (2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, the fixed account interest obligations.

Response: On page 15, a new General Account section has been inserted with the following language:

“Our general obligations and any guaranteed benefits under the Policy are supported by
Our General Account and are subject to the Company’s claims-paying ability. A Policy
Owner should look to the financial strength of the Company for its claims-paying ability.
Assets in the General Account are not segregated for the exclusive benefit of any particular Policy or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the
Company’s financial strength, You may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the funds.”

Comment 10. Principal National Life Separate Account (p. 14). This section does not provide enough context for readers to understand the cautionary paragraph about investments in the Money
Market Division. Please add general disclosure explaining how fund performance and contract charges impact contract value and why positive returns do not always correspond to higher contract value (i.e., impact of down markets). Readers should understand that assets allocated to any underlying fund are subject to market risk and all underlying fund types can impact contract value. Given that the last paragraph is specific to the Money Market Division, please move that information to the fund summary in the next sub-section ("The Fund").

Response: On page 15, in the Principal National Life Insurance Company Separate Account
section, we have removed the 2nd sentence in the 3rd paragraph and the entire 4th paragraph. We also added a new 5th paragraph in The Funds section:

“There is no assurance that the value of Your Policy will equal the total of Your premium payments. Even if a Division’s performance has positive yields, Your Policy Value may still be less than the total of Your premium payments after deducting for applicable
Policy and rider charges.”

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Comment 11. Premium Expense Charge (pp. 16-17). For clarity, please insert "current" between "the"
and "sales" in the first line of the first bullet point. Also, neither the fee table nor the narrative indicate who bears the burden of tax rate increases. If the investor's tax expense could increase in this situation, please state this directly. Finally, revise the related footnote so the point of the last sentence is clearer.
Please expressly state that contractowners could end up paying a higher premium expense tax than their state requires because the fee is based on nationally averaged rates.

Response: On page 18, in the Premium Expense Charge section, “current” has been inserted between “the” and “sales”. In addition, the last sentence in the footnote has been modified to read:

“The actual premium taxes We pay vary from state to state. The expense charge is based on the average tax rate We expect to pay nationwide, the premiums We receive from all states and other expense assumptions. Therefore, Policy Owners could end up paying a higher premium expense charge than their state requires.”

Comment 12. Net Policy Loan Charge (pp. 19, 39). Per Item 5(a), please include a brief description stating the amount of the charge in the Charges and Deductions section on page 19 or provide the specific page number for the cross-referenced section. Currently, the relevant information does not appear until page 39.

Response: On page 21, the description for the Net Policy Loan Charge has been modified to read:

“The net policy loan charge is 1.50% in Policy Years 1-10 and 0.00% thereafter. See
LOANS for more detail.”

Comment 13. Surrender Value Enhancement Rider (p. 20). Please clarify the reference to premium paid in excess of target premium in policy years 1 through 7. Specifically, is the charge (i) only assessed for the first 7 policy years; or (ii) only based on only the premium paid in excess of target premium during years I -7 but charged for the life of the contract?

Response: The charge for the Surrender Value Enhancement Rider is only assessed during the first 7 policy years. On page 22, we revised the description of the Surrender Value Enhancement
Rider charge to be more clear:

“The charge for this rider is an added sales charge of 3.00% (independent of the sales charge applicable to all Policies) applied in Policy Years 1-7 on premium paid in excess of Target Premium in Policy Years 1-7.”

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Comment 14. Ljfe Paid-Up Rider (p. 25). The narrative states that Registrant reserves the right to begin the rider benefit when if the relevant conditions are satisfied and loan indebtedness reaches a particular percentage. Given that there is a charge deducted from policy value when the rider benefit begins, please provide additional information about the procedures Registrant will follow if it exercises this right. Will the trigger percentage be calculated on a regular basis (i.e., daily, weekly, monthly, etc.)? Will contractowners be notified in advance and given the opportunity to pay down the loan or add premium payments instead? If not, how can contractowners determine if their loan is close to the trigger mark?

Response: The rider benefit will automatically trigger when the identified conditions are met.
We assess whether the identified conditions are met on each monthly date. Contract owners will not be notified in advance, but they have the right to reject the change upon receiving correspondence and new data pages reflecting the change. Each year, the loan indebtedness is communicated to the client via the annual policy statement. On page 27, in the Life Paid-Up
Rider (Overloan Protection) section, the description has been modified to be more clear:

“Under certain circumstances, this rider can guarantee the Policy will not lapse when there is large Loan Indebtedness by converting the Policy to paid-up life insurance. The rider benefit will begin on any Monthly Date the following conditions are satisfied:
• the Loan Indebtedness is at least 92% of the Surrender Value;
• there is sufficient Net Surrender Value to cover the one-time rider charge;
• the insured’s attained age is 75 years or older;
• the Policy has been in force for at least 15 Policy Years; and
• premiums paid have been surrendered.

For Policies issued with the cash value accumulation test, We reserve the right to begin the rider benefit when the Loan Indebtedness is at least 86% of the Surrender Value and all other conditions are satisfied. The amount of Loan Indebtedness is stated in the annual policy statement You receive each Policy Year.

Once the rider benefit begins:
• All values in the Divisions are immediately transferred to the Fixed Account where they will earn interest.
• No further Monthly Policy Charges are deducted for the remaining paid-up death benefit.
• No new premium payments, Face Amount adjustments, partial surrenders or loans are allowed.
• If death benefit option 2 or 3 is in effect, Your death benefit option will change to death benefit option 1 and You may no longer change the death benefit option.
• Your Loan Indebtedness remains and interest will continue to accrue on the Loan
Indebtedness. However, loan payments can be submitted.
• All optional riders, except the extended coverage rider, will automatically be terminated.

There is a one-time charge taken from the Policy Value on the date the rider benefit begins. We will send You new data pages reflecting the change. You have the right to reject this change by giving Us notice. The rider may be elected at any time prior to the
Maturity Date.

The Internal Revenue Service has not taken a position on the Life Paid-Up rider. You should consult Your tax advisor regarding this rider.”

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Comment 16. Surrender Value Enhancement Rider (p. 26). Please explain what "approved premium financing cases" means and how a prospective purchaser can determine whether he or she is eligible (i.e., how does someone know if they will qualify under the "then relevant underwriting guidelines"). The prospectus must provide all material information necessary to make an informed investment decision regarding all features offered.

Response: On page 28, language has been added to the Surrender Value Enhancement Rider section to define premium financing cases:

“Premium financing involves the lending of money, typically by a third party finance entity, to cover the cost of an insurance premium.”

Comment 17. Premium Limitations (p. 29). Please describe the general circumstances in which a premium payment may increase the policies death benefit more than it would increase the contract value.

Response: On page 31, the 2nd paragraph of the Premium Limitations section has been modified to read:

“If any premium payment increases the Policy’s death benefit by more than it increases the Policy Value, We reserve the right to refund all or part of the premium payment. This can occur when Your Policy’s death benefit is equal to the minimum death benefit as described in DEATH BENEFITS AND POLICY VALUES – IRS Definition of Life
Insurance. If all or part of the premium payment is not refunded, We may require satisfactory evidence of insurability.”

Comment 18. Policy Loans (p. 39). Please indicate the interest credited on amounts held in the loan account and explain the effect of that interest on the interest charged for loan indebtedness.

Response: Interest credited on amounts held in the loan account is stated on page 42, 3rd paragraph under the Loan Account.

“Your Loan Account earns interest from the date of transfer. The Loan Account interest rate is 4.00% per year. Interest accrues daily and is paid at the end o the Policy Year.”

An additional paragraph has been added to this section on page 42 stating the following:

“The net policy loan charge is 1.50% in Policy Years 1-10 and 0.00% thereafter.”

Comment 19. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a preeffective amendment to the registration statement. We note that a significant number of the required exhibits are still pending and recommend that you provide them as soon as possible to provide the Staff with adequate time to ensure they satisfy all regulatory requirements. We further urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The preeffective amendment filed concurrently with this letter includes additional exhibits. We will file one more preeffective amendment, which will include all remaining exhibits.

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We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-246-5688 if you have any questions.

Sincerely,

/s/ Charles Schneider

Charles Schneider
Counsel for the Registrant

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